[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 44243

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Waterstone Financial Group, Inc. Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 800
(No. and Street)

Itasca	Illinois	60143-2645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen F. Anderson 630-250-7000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

111 S Wacker Drive	Chicago,	IL	60606
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen F. Anderson, CEO, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Waterstone Financial Group (the "Company") as of December 31, 2007, and for the period from June 21, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through June 20, 2007 (Predecessor) are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Allison Kudelka
Notary Public State of Illinois
My Commission Expires 04/16/2011

Allison Kudelka
Notary Public

Signature

President & CEO
Title

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (included in (g) above)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Waterstone Financial Group, Inc.

(SEC I.D. No. 8-44243)

Statement Of Financial Condition as of
December 31, 2007 and
Independent Auditors' Report and Supplemental
Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Waterstone Financial Group, Inc.

We have audited the accompanying statement of financial condition of Waterstone Financial Group, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Waterstone Financial Group, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the accompanying statement of financial condition, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.*

Deloitte & Touche LLP

March 12, 2008

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in thousands, except par value)

ASSETS

Cash and cash equivalents	$	6,791
Receivable from:		
Product sponsors and clearing broker-dealers		2,993
Others		896
Fixed assets, net of accumulated depreciation and amortization of $50		355
Goodwill		2,426
Intangible assets, net of accumulated amortization of $259		9,541
Trademark and trade name, net of accumulated amortization of $53		247
Prepaid expenses		320
Other assets		1,103
Total assets	$	24,672

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued commissions and advisory fees payable	$	3,207
Accounts payable and accrued liabilities		1,429
Unearned revenue		17
Due to affiliate		1,811
Total liabilities		6,464
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 100,000 shares authorized; 3,217 shares issued and outstanding		3
Additional paid-in capital		20,526
Accumulated deficit		(2,321)
Total stockholder's equity		18,208
Total liabilities and stockholder's equity	$	24,672

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated in 1979. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company uses other brokers as clearing brokers on a fully disclosed basis. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks, and bonds and serves a network of independent financial advisors (FAs) throughout the United States.

The Company is a wholly owned subsidiary of Pacific Select Group LLC (PSG). On June 20, 2007, LPL Holdings, Inc. (LPLH) and LPL Investment Holdings Inc. (LPLIH) acquired PSG and its wholly owned subsidiaries (the "acquisition") from Pacific Life Insurance Company ("seller"). In connection with the acquisition, PSG changed its name to LPL Independent Advisor Services Group LLC (IASG). In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* (SFAS 141), the acquisition has been accounted for under the purchase method of accounting. IASG's immediate parent is LPLH, which is a wholly owned subsidiary of LPLIH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations. The carrying values approximate fair values due to the short-term nature of these investments.

Receivable From Product Sponsors and Clearing Broker-Dealers — Receivable from product sponsors and clearing broker-dealers primarily consists of commission and transaction-related receivables.

Receivable From Others — Receivable from others primarily consists of other accrued fees from product sponsors and FAs.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by independent clearing brokers on a fully disclosed basis.

Fixed Assets — At the time of the acquisition, furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements were recorded at current replacement

cost and accumulated depreciation was reset to zero in accordance with Statement of SFAS No. 141, *Business Combinations* (SFAS 141). Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying lease. Equipment, furniture, fixtures, computers, and purchased software are depreciated over periods of three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Goodwill — Goodwill represents the cost of the Company in excess of the fair value of net assets at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company's value occur. As of December 31, 2007, no impairment adjustments were deemed necessary.

Intangible Assets — Intangible assets, which consist of relationships with FAs and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* (SFAS 144). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. As of December 31, 2007, no impairment adjustments were deemed necessary.

Trademark and Trade Name — The Company's business is highly dependent on its FAs, and, as a result, expenditures are regularly made to market the Company's trademark and trade name to them. The Company's trademark and trade name have an expected useful life of three years and therefore are amortized over this same period in accordance with SFAS No. 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset group, is recognized if the estimated fair value is less than the corresponding carrying value. As of December 31, 2007, no impairment adjustments were deemed necessary.

Income Taxes — In preparing the financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, and newly enacted statutory, judicial, and regulatory guidance. These changes, upon occurrence, affect accrued income taxes and can be material to the Company's operating results for any particular reporting period.

In connection with the acquisition, the Company is included in the federal and certain state income tax returns filed by LPLIH.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company has computed in accordance with GAAP, less the amount of income tax benefit associated with items that are excluded from the calculation of the total provision for income taxes under SFAS 109, *Accounting for Income Taxes* (SFAS 109). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision and corresponding deferred tax asset or liability. The Company had $185,000 payable to

LPLH under this agreement as of December 31, 2007, which has been included in due to affiliate in the accompanying statement of financial condition.

Additionally, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48) at the beginning of fiscal year 2007, which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 requires the Company to recognize in the financial statements the tax effects of a position only if it is "more likely than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of the implementation of FIN 48, the Company recorded an additional reserve for uncertain tax positions in the amount of $169,000, net of an income tax benefit received of $10,000. This charge was accounted for as a cumulative effect of change in accounting principle, recorded directly to the Company's retained earnings.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements — In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, (SFAS 141(R)). SFAS 141(R) establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the Company's financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141(R) applies prospectively to business combinations for which the acquisition date occurs on or after December 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* — (SFAS 159). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also

establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its statement of financial condition.

In September 2006, the FASB issued Statement of SFAS No. 157, *Fair Value Measurements* (SFAS 157), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements, which is expected to result in increased consistency and comparability in fair value measurements and disclosures. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position No. FAS 157-1 and No. FAS 157-2, which scope out the lease classification measurements under SFAS No. 13, *Accounting for Leases*, from SFAS 157 and delays the effective date on SFAS 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The provisions of FAS 157 are not expected to have a material impact on the Company's financial condition, however, additional disclosures will be required.

3. ACQUISITION

On June 20, 2007, LPLH and LPLIH acquired all of the outstanding membership interests in PSG and its wholly owned subsidiaries. This strategic acquisition was designed to grow LPLIH's position as a leading independent broker-dealer in the United States. In accordance with SFAS 141, the acquisition has been accounted for under the purchase method of accounting. The goodwill created from this transaction was pushed down to the Company. The purchase method of accounting requires that all assets and liabilities purchased be recorded at fair market value at the date of acquisition. The preliminary purchase price allocations are subject to adjustment as additional information is obtained.

The purchase price was allocated as follows (in thousands):

	Successor Basis	Step up in Basis	Predecessor Basis
Assets and liabilities acquired	$ 8,003	$ 4,217	$ 3,786
Intangibles	9,800	8,128	1,672
Trademark and trade name	300	300	-
Goodwill	2,426	(5,724)	8,150
Total	$ 20,529	$ 6,921	$ 13,608

The amounts recorded as intangible assets and trademark and trade name were determined using the discounted value of expected future earnings from customer relationships. Intangible assets will be amortized on a straight-line basis over the expected useful life of 20 years while trademark and trade name was determined to have an expected useful life of three years.

Goodwill in the amount of $2.43 million was assigned for the excess purchase price over the value of assets and liabilities assumed. In accordance with SFAS 142, goodwill will not be amortized, but reviewed at least annually for impairment.

4. RECEIVABLE FROM PRODUCT SPONSORS AND CLEARING BROKER-DEALERS

Receivable from product sponsors, and clearing broker-dealers are as follows (in thousands):

Receivables:		
Receivable from clearing organizations	$	98
Commissions receivable from product sponsors		2,895
Total receivables	$	2,993

5. FIXED ASSETS

The components of fixed assets are as follows (in thousands):

Computers and software	$	103
Furniture and equipment		250
Leasehold improvements		52
Total fixed assets		405
Accumulated depreciation and amortization		(50)
Fixed assets—net	$	355

6. INTANGIBLE ASSETS

In conjunction with the acquisition, the Company has recorded intangible assets representing lists and relationships with FAs and product sponsors. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful life of 20 years.

During the predecessor period, intangible assets include the value assigned to customer relationships of FAs of the Company that were recorded upon the acquisition of the Company by PSG. The customer relationships were being amortized on a straight line basis over their estimated economic useful life of 10 years.

7. TRADEMARK AND TRADE NAME

The Company is highly dependent on the revenues generated from its good standing relationships with its FAs and product sponsors. In connection with the acquisition, the Company was assigned value to the trademark and trade name, which were determined to have finite lives. Trademark and trade name are amortized on a straight-line basis over the estimated economic useful life of three years.

8. INCOME TAXES

For tax purposes, LPLH and LPLIH treated the June 20, 2007, acquisition of PSG and its wholly owned subsidiaries as an asset purchase. The Company's deferred tax positions were reversed as a result of this 338(h)(10) election.

Under the terms of the new income tax sharing agreement (discussed in Note 2), all income taxes will be settled with LPLH .

At June 20, 2007, gross unrecognized tax benefits were $198,000. Certain tax statutes have expired since the date of acquisition, resulting in a $43,000 release of gross unrecognized tax benefits. At December 31, 2007, the Company has gross unrecognized tax benefits of $155,000, which is included in accounts payable and accrued liabilities, net of any related tax benefits, in the accompanying statement of financial condition.

In accordance with the terms of the purchases and sale agreement, the seller has indemnified the Company of any tax contingencies that existed at or prior to the date of acquisition. At December 31, 2007, the Company has recorded a receivable from seller in the amount of $155,000, which is included in other assets in the accompanying statement of financial condition.

Gross unrecognized tax benefits of $4,000 have been included in due to affiliate, net of any related tax benefit, in the accompanying statement of financial condition. As of the date of acquisition, the Company will record gross unrecognized tax adjustments through its income tax provision and settle with LPLH for cash. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2007, the Company had $13,000 accrued for interest . At December 31, 2007, the liability for unrecognized tax benefits includes penalties of $1,000. The tax years of 2004-2007 remain open to examination by taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

9. COMMITMENTS AND CONTINGENCIES

Legal Reserves — The Company periodically records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an FA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Irrevocable Standby Letter of Credit — The Company has a $25,000 irrevocable standby letter of credit with US Bank for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2007, the Company's landlord had not drawn funds against this letter of credit.

Operating Leases — In November 2002, the Company entered into a lease agreement for office space in Itasca, Illinois effective June 30, 2006 to October 31, 2016.

Litigation — The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company.

Under the provisions of the purchase and sale agreement, Pacific Life Insurance Company has indemnified the Company of any legal matters that existed at or prior to the date of acquisition. The Company recognizes a liability for legal indemnification and defense costs when it believes it is probable a liability has occurred and the amount can be reasonably estimated. The Company will record indemnifications received at the time such amounts are acknowledged by the seller.

10. EMPLOYEE BENEFIT PLANS

Effective October 1, 2007, the Company participates in a 401(k) defined contribution plan (the "plan") sponsored by LPL Financial Corporation, an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the plan or 10% of the employee's total compensation.

Prior to October 1, 2007, the Company sponsored a 401(k) contribution plan. The Company made matching contributions in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) or 6% of the employee's annual compensation.

11. RELATED-PARTY TRANSACTIONS

The Company's FAs sell life insurance, annuities, and mutual fund products that are sponsored by Pacific Life Insurance Company, a common stockholder of LPLIH.

In conjunction with the sale of PSG to LPLH and LPLIH, Pacific Life Insurance Company has committed to provide retention plan distributions to employees and FAs of PSG's broker-dealer subsidiaries that remain with the Company through March 31, 2008.

The Company reimburses LPLH for payroll, 401(k) employer matching contributions and employee benefits, which has been recorded as due to affiliate in the accompanying statement of financial condition. At December 31, 2007, the Company owed $1,471,000 to LPLH.

The Company has two non-interest-bearing notes receivable due from FAs totaling $45,000. The Company also has $37,000 in other receivables due from FAs which are included in other assets on the statement of financial condition.

12. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2007, the

Company had a net capital of $3,295,000, which was $2,864,000 in excess of its minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as a broker-dealer that carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds, or owe money or securities to, customers and effectuates all financial transactions through one or more bank accounts maintained exclusively for this purpose. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker-dealers.

The Company has entered into written agreements with its two clearing firms, which require the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing brokers on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

March 12, 2008

Waterstone Financial Group, Inc.
500 Park Boulevard
Itasca, IL 60143

Dear Sirs:

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 12, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END